UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On September 19, 2023, Mr. Kim, Dong-Cheol was appointed as the President & Chief Executive Officer of Korea Electric Power Corporation (“KEPCO”) by the President of the Republic of Korea upon the motion by the Minister of the Ministry of Trade, Industry and Energy, following the approval at the extraordinary general meeting of shareholders held on September 18, 2023. For further details relating to the President & CEO, see Form 6-K furnished to the Securities and Exchange Commission on September 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: September 19, 2023